FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: <u>www.tevapharm.com</u>

_____

                                  Contact: Dan Suesskind
                                                  Chief Financial Officer
                                                  Teva Pharmaceutical Industries Ltd.
                                                  (011) 972-2-589-2840
                                          George Barrett
                                                  President and CEO
                                                  Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                          Liraz Kalif / Kevin Mannix
                                                  Investor Relations
                                                  (011) 972-3-926-7554 / (215) 591-8912

TEVA PROVIDES UPDATE ON GENERIC PRAVACHOL EXCLUSIVITY

Jerusalem, Israel, March 16, 2006 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that United States Court of Appeals for the District of Columbia has vacated the FDA's determination that Teva's exclusivity on pravastatin 10, 20, and 40 mg had been triggered and remanded the matter back to the FDA for further decision-making. The FDA has advised the Court that in the event of a remand the FDA would determine that Teva maintains exclusivity on these products and Teva expects final approval with exclusivity in April 2006 when the product patent expires. The Court has also vacated the lower court's prior decision that Teva maintains its exclusivity, so that FDA can provide its reasoning for rejecting the challenge to Teva's exclusivity.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
              Name: Dan Suesskind
              Title: Chief Financial Officer

Date: March 16, 2006